UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Trecora Resources

(Name of Subject Company (Issuer))

Balmoral Swan MergerSub, Inc.

(Name of Filing Person (Offeror))

a direct wholly owned subsidiary of

Balmoral Swan Parent, Inc.

(Name of Filing Person (Offeror))

Balmoral Funds LLC

(Name of Filing Person (Offeror))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.10 per share

(Title of Class of Securities)

894648104

(CUSIP Number of Class of Securities)

Balmoral Swan MergerSub, Inc.

c/o Balmoral Funds LLC

11150 Santa Monica Blvd., Suite 825

Attention: David Shainberg

Telephone: (310) 473-3065

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Kipp B. Cohen

Alan Lieblich

James Barnes

Blank Rome LLP

One Logan Square

Philadelphia, Pennsylvania 19103

(212) 569-5500

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Balmoral Swan MergerSub, Inc., a Delaware corporation (the “Offeror”) and Balmoral Swan Parent, Inc., a Delaware corporation (“Parent”), and Balmoral Funds LLC., a Delaware limited company (“Balmoral”). The Offeror is a wholly-owned subsidiary of Parent. Parent is controlled by certain funds managed by Balmoral. This Schedule TO relates to the offer by the Offeror to purchase any and all of the issued and outstanding shares of common stock, par value $0.10 per share (“Shares”) of Trecora Resources, a Delaware corporation (the “Company” or “Trecora”) at a purchase price of $9.81 per Share, net to the holders thereof, in cash, without interest thereon and less any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of May 11, 2022, by and among the Company, Parent and the Offeror, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1. Summary Term Sheet.

The information set forth in the section entitled “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Trecora Resources. Its principal executive offices are located at 1650 Hwy 6 South, Suite 190, Sugar Land, Texas 77478. The telephone number of the Company’s principal executive office is (281) 980-5522.

(b) This Schedule TO relates to the Offeror’s offer to purchase any and all outstanding Shares. According to the Company, as of the close of business on May 11, 2022 there were 23,756,322 Shares issued and outstanding, (including for this purpose vested restricted stock units, vested performance stock units and shares underlying in-the-money stock options).

(c) The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) – (c) This Schedule TO is filed by the Offeror, Parent and Balmoral. The information set forth in the section entitled “Summary Term Sheet” and Section 9—“Certain Information Concerning the Offeror, Parent and Balmoral” of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 1—“Terms of the Offer”

Section 2—“Acceptance for Payment and Payment for Shares”

Section 3—“Procedures for Tendering Shares”

Section 4—“Withdrawal Rights”

Section 5—“Material U.S. Federal Income Tax Consequences”

Section 7—“Certain Effects of the Offer”

Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents”

Section 13—“Conditions of the Offer”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in Section 9—“Certain Information Concerning the Offeror and Parent,” Section 10—“Background of the Offer; Contacts with the Company” and Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Section 10—“Background of the Offer; Contacts with the Company” and Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the sections entitled “Summary Term Sheet” and “Introduction” and Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

(c)(1) – (7) The information set forth in the sections entitled “Summary Term Sheet” and “Introduction” and Section 6—“Price Range of Shares; Dividends,” Section 7— “Certain Effects of the Offer,” Section 10—“Background of the Offer; Contacts with the Company,” Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” and Section 14—“Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (d) The information set forth in the section entitled “Summary Term Sheet” and Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a), (b) The information set forth in Section 9 —“Certain Information Concerning the Offeror, Parent and Balmoral” of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in Section 10—“Background of the Offer; Contacts with the Company,” Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” and Section 17—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)	Not applicable.

(b)	Not applicable.

Item 11. Additional Information.

(a) The information set forth in Section 7—“Certain Effects of the Offer”, Section 10—“Background of the Offer; Contacts with the Company”, Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” and Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated May 25, 2022.

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Letter to Participants in the Texas Oil & Chemical Co. II, Inc. 401(k) Plan

(a)(1)(G)	Text of Summary Advertisement, as published in The New York Times on May 25, 2022.

(b)(1)	Revolving Credit Commitment Letter, dated as of May 11, 2022, by Bank of America, N.A. to Parent.

(b)(2)	Term Loan Debt Commitment Letter, dated as of May 11, 2022, by White Oak Global Advisors, LLC and SPP Credit Advisors, LLC to Parent.

(d)(1)	Agreement and Plan of Merger, dated as of May 11, 2022, by and among Trecora, Parent and the Offeror (incorporated by reference to Exhibit 2.1 to Trecora Resources’ Form 8-K, filed on May 12, 2022).

(d)(2)	Amendment to Agreement and Plan of Merger, dated May 25, 2022, by and among Trecora, Parent, and the Offeror.

(d)(3)	Equity Commitment Letter, dated as of May 11, 2022, by Balmoral Special Situations Fund III, L.P. to Parent.

(d)(4)	Assignment and Assumption Agreement by and between Balmoral Special Situations Fund III, L.P. and Balmoral Special Situations Fund IV, L.P

(d)(5)	Limited Guarantee, dated as of May 11, 2022, delivered by Balmoral Special Situations Fund III, L.P. in favor of Trecora Resources.

(d)(6)	Confidentiality Agreement, dated as of December 16, 2021, between Trecora Resources and Balmoral Funds LLC.

(d)(7)	Tender and Support Agreement, dated as of May 11, 2022, among Parent, the Offeror and the stockholders listed therein (incorporated by reference to Exhibit 99.2 to Trecora Resources’ Form 8-K, filed on May 12, 2022).

(g)	None.

(h)	None.

107	Filing Fee Exhibit

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BALMORAL SWAN MERGERSUB, INC.

By:	/s/ Jonathan A. Victor
Name:	Jonathan A. Victor
Title:	Authorized Person

BALMORAL SWAN PARENT, INC.

By:	/s/ Jonathan A. Victor
Name:	Jonathan A. Victor
Title:	Authorized Person

BALMORAL FUNDS LLC

BY: Jonathan A. Victor, its sole member

By:	/s/ Jonathan A. Victor
Name:	Jonathan A. Victor
Title:	Managing Partner

Dated: May 25, 2022

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated May 25, 2022.

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Letter to Participants in the Texas Oil & Chemical Co. II, Inc. 401(k) Plan

(a)(1)(G)	Text of Summary Advertisement, as published in The New York Times on May 25, 2022.

(b)(1)	Revolving Credit Commitment Letter, dated as of May 11, 2022, by Bank of America, N.A. to Parent.

(b)(2)	Term Loan Debt Commitment Letter, dated as of May 11, 2022, by White Oak Global Advisors, LLC and SPP Credit Advisors, LLC to Parent.

(d)(1)	Agreement and Plan of Merger, dated as of May 11, 2022, by and among Trecora, Parent and the Offeror (incorporated by reference to Exhibit 2.1 to Trecora Resources’ Form 8-K, filed on May 12, 2022).

(d)(2)	Amendment to Agreement and Plan of Merger, dated May 25, 2022, by and among Trecora, Parent, and the Offeror.

(d)(3)	Equity Commitment Letter, dated as of May 11, 2022, by Balmoral Special Situations Fund III, L.P. to Parent.

(d)(4)	Assignment and Assumption Agreement by and between Balmoral Special Situations Fund III, L.P. and Balmoral Special Situations Fund IV, L.P.

(d)(5)	Limited Guarantee, dated as of May 11, 2022, delivered by Balmoral Special Situations Fund III, L.P. in favor of Trecora Resources.

(d)(6)	Confidentiality Agreement, dated as of December 16, 2021, between Trecora Resources and Balmoral Funds LLC.

(d)(7)	Tender and Support Agreement, dated as of May 11, 2022, among Parent, the Offeror and the stockholders listed therein (incorporated by reference to Exhibit 99.2 to Trecora Resources’ Form 8-K, filed on May 12, 2022).

(g)	None.

(h)	None.

107	Filing Fee Exhibit